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                                                                  Exhibit D-1.10

                                                               Exhibit No. PGE-9
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation


                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


Pacific Gas and Electric Company          )
PG&E Corporation                          )   Docket Nos. EC02-31-000,
     On Behalf of Its Subsidiaries        )               EL02-36-000 and
     Electric Generation LLC,             )               CP02-38-000
     ETrans LLC and GTrans LLC            )



                               DIRECT TESTIMONY

                                      OF

                               G. MITCHELL WILK



November 30, 2001
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                                                                    Page 1 of 17

I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name and business address.

A. My name is G. Mitchell Wilk. My business address is 100 Bush Street, Suite 1650, San Francisco, California 94104.

Q.   Please state your current occupation.

A. I am a Managing Director of LECG, LLC ("LECG"), a consulting firm specializing in economics and finance.

Q.   What are your current responsibilities?

A. I am a consultant and advisor on regulatory issues affecting various industries, including the electric and gas utility industries.

Q.   Briefly describe your educational background.

A. I received a B.S. in financial management from The American University in 1969. I also received a M.B.A. in business administration from The American University in 1975 following military service.

Q. What is your professional background and what are your professional qualifications?

A. For much of my career, I have been a California state regulator and a consultant on issues affecting regulated industries, including the electric and gas utility
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     industries. My career in California government began in 1984, when I was appointed senior staff advisor to then California Governor George Deukmejian. From 1984 to 1986, I served as the Governor's Deputy Legislative Secretary and later as Deputy Chief of Staff. From 1986 to 1991, I served as a Commissioner on the California Public Utilities Commission ("CPUC"), including two terms as the CPUC's elected President. During that time, I also served as a member of the National Association of Regulatory Utility Commissioners ("NARUC"), including membership on the Executive Committee (now the Board of Directors), the Communications Committee, and the Consumer Issues Subcommittee. In 1989, I was appointed by the chairman of the Federal Communications Commission to serve on the six member Conference Committee of Federal and State regulators to oversee the implementation of Open Network Architecture in the telecommunications industry.

     Since the completion of my service as a CPUC Commissioner, I have worked for nearly ten years as an advisor and consultant on regulatory issues concerning various industries, including the energy and telecommunications industries. From 1991 to 1999, I was President of Wilk & Associates, Inc., a consulting firm that I founded. My firm provided expert services to clients in the telecommunications, natural gas, electricity, and postal service industries concerning government regulation and public policy. During this time period, in 1994, I was asked to
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     serve on the Advisory Panel to the California State Senate Committee on
     Energy and Public Utilities, which was created to develop recommendations for reform of the CPUC.

Q.   For what purpose have you been retained in this proceeding?

A. I have been retained to provide the testimony and exhibits set forth herein on behalf of Pacific Gas and Electric Company ("PG&E") and its parent company, PG&E Corporation ("Corp.") on behalf of its subsidiaries, Electric Generation LLC, ETrans LLC and GTrans LLC.

II.  PURPOSE OF TESTIMONY AND SUMMARY OF CONCLUSIONS

Q.   What is the purpose of your testimony?

A. My testimony addresses whether the transactions contemplated by the Plan of Reorganization (the "Plan") submitted to the bankruptcy court by PG&E and Corp. are in the public interest from the perspective of California energy consumers. My analysis specifically focuses on the impact of those transactions on the California energy market and consumers who have relied on PG&E for electricity and gas service.

Q.   Please summarize your conclusions.

A. As a former state regulator in California, I have analyzed the transactions contemplated by the Plan from the perspective of California energy consumers.
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     From that perspective, I believe those transactions are in the public interest for two principal reasons. First, the financial distress of PG&E that led to bankruptcy is unacceptable from the standpoint of the public interest, and will cause great harm to California's energy consumers unless remedied. Based on the testimonies of Messrs. Harvey, Sauvage and Asselstine and Drs. Myers and Kolbe, I believe that the Plan permits PG&E to emerge from bankruptcy as a financially viable entity, which is critically important to California's energy consumers because it will enable the reorganized gas and electric distribution business ("Reorganized PG&E") and the wholesale generation and interstate gas and electric transmission businesses (which will be owned by Corp. as subsidiaries) to raise capital for infrastructure and other necessary investments. Any reasonable conception of the public interest requires that California's largest electric and gas utility be in a position to finance its investments, operations, and legitimate obligations.

     Second, the Plan is beneficial because it maintains continuity in the work forces of PG&E's various operations, does not require a liquidation of PG&E's assets by the bankruptcy court, does not disturb ongoing CPUC oversight of PG&E's retail gas and electric distribution operations, which constitute the greatest part of the current company, and does not create any regulatory gap.
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Q.   How is your testimony organized?

A. I first discuss the paramount public interest for California's energy consumers that lies in restoring PG&E to financial viability. I then review several specific aspects of these transactions, including the ongoing regulatory oversight of Reorganized PG&E's gas and electric distribution and transmission operations, and review the overall reorganization to assure that no regulatory gaps will be created as a result of the Plan. These considerations demonstrate that the transactions contemplated by the Plan are in the public interest, including several significant areas that will promote related benefits for California's energy markets and consumers.

III. A FINANCIALLY HEALTHY UTILITY IS A PARAMOUNT PUBLIC INTEREST CONCERN FOR CALIFORNIA AND ITS ENERGY CONSUMERS

Q. How is the public interest of California and its economy threatened by PG&E's ongoing bankruptcy and financial crisis?

A. From my perspective as a former state regulator and senior advisor to Governor Deukmejian of California, a variety of important, adverse impacts on California and its energy consumers resulting from PG&E's ongoing bankruptcy are clear from the evidence presented by Mr. Harvey, Drs. Myers and Kolbe, Mr. Sauvage and Mr. Asselstine, as well as from my own experience and knowledge. PG&E filed for Chapter 11 protection because it was unable to pay its debts and ongoing
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     financial obligations, which created a situation of such financial distress. At some point, any utility in such financial distress will be incapable of fulfilling its fundamental public interest obligations on an ongoing basis. Without cash to pay its operating costs and/or access investment capital, a utility eventually will be unable to pay its bills for needed labor and supplies, or to make necessary investments in its infrastructure. These failings eventually will contribute to such problems as loss of service quality to customers, decreased reliability, and potential loss of the ability to meet the State's continuing growth by adding new customers to the system or serving increased loads. Given the central role of a utility such as PG&E to the economy of California, there is a significant risk of collateral harm to the utility's suppliers and customers that may ripple throughout the economy, potentially driving businesses and jobs from the State. Any capital that might be raised under current circumstances by the utility to try to meet its obligations would come at an increased cost, if it were available at all. And, given PG&E's central position as a primary provider of energy infrastructure in California, an ongoing financial crisis also would threaten the viability of competitive markets. While PG&E's present protected status under Chapter 11 appears to be mitigating or postponing some of the harm that would otherwise occur due to PG&E's financial distress, the purpose of Chapter 11 is to allow some temporary respite to a debtor so that a plan can be devised to repay
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     creditors, and hopefully continue the business on a viable basis. The status quo of the moment under Chapter 11 by no means staves off the future adverse consequences that are likely to occur if PG&E's bankruptcy were not resolved appropriately and expeditiously.

Q. How will approval by the Federal Energy Regulatory Commission ("FERC") of the transactions contemplated by the Plan address the problems created by PG&E's financial crisis for California's energy consumers?

A. By approving the transactions, the FERC can contribute to the resolution of PG&E's financial distress and expect to create both immediate and longer term benefits for California's energy consumers. PG&E's utility operations will have their access to capital restored on reasonable terms via newly formed companies, Electric Generation LLC ("Gen"), ETrans LLC ("ETrans"), GTrans LLC ("GTrans"), and Reorganized PG&E. Creditors will have their valid claims paid in full in cash and/or in debt, restoring their financial condition in ways that should correspondingly benefit the State's economy. Over time, the repayment of the debt will further increase confidence in Reorganized PG&E and Corp. This restoration of confidence among investors and suppliers will facilitate reasonable access to capital and purchased inputs. Additionally, restoration of PG&E to financial health will eliminate the threat of longer term reliability and service problems that would eventually arise if PG&E were to remain in bankruptcy.
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IV.  THE DIVISION OF REGULATORY AUTHORITY BETWEEN THE CPUC AND FERC PROVIDES
     THE BASIS FOR RESTORING PG&E'S FINANCIAL HEALTH AND ACHIEVING RELATED BENEFITS FOR CALIFORNIA'S ENERGY CONSUMERS

Q. Does the Plan avoid unnecessary disruption to the operation of facilities that currently benefit California?

A. Yes. Retaining PG&E's non-distribution assets under the current holding company is less disruptive than a "liquidation" of those assets to third parties through a sale in bankruptcy. Retention of the same management and staff for all of the operations (including the retail electric and gas distribution operations) allows those operations and their customers to benefit from the expertise and commitment that these employees have developed over time. Power output from the Diablo Canyon nuclear facility and the hydroelectric facilities will continue to be available under contract to Reorganized PG&E for use by it to serve customers in California for twelve years under the terms of a power sales agreement between Reorganized PG&E and Gen (the "Power Sales Agreement"), at a price reviewed and approved by the FERC. During the final year of the Power Sales Agreement, the amount of capacity sold to Reorganized PG&E will be reduced from the original 7100 MW (approximately) to 3600 MW (approximately) including the Diablo Canyon nuclear facility, the Helms Pumped Storage Facility, and some run of the river hydro. PG&E's currently-regulated gas and electric distribution
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                                                                    Page 9 of 17

     business will continue to be regulated by the CPUC. Indeed, as described in PG&E's Section 7 application filed concurrently with this application, California customers will be provided a reasonable transition period under which they will have the same tariffs and service as they have today under the Gas Accord on file with the CPUC. Finally, as Mr. Harvey explains, the Plan is not contingent on an increase of retail electricity rates beyond current levels.

     As Mr. Asselstine and Mr. Sauvage explain, these jurisdictional changes are necessary to permit the Plan to be financed in the capital markets. They also explain why the stand-alone nature of Reorganized PG&E's state-jurisdictional operations will combine with the ongoing protection of the bankruptcy court to permit Reorganized PG&E to obtain its share of necessary financing for the Plan.

     In the unique circumstances of this case, I believe that the transfer of regulatory authority to FERC over certain elements of PG&E's business is appropriate and necessary.

V.   REORGANIZED PG&E WILL CONTINUE UNDER CPUC OVERSIGHT

Q. Does the spin-off of Reorganized PG&E deny it the benefits from its current access to Corp.'s generation and electricity and gas transmission assets?

A. Because of state and federal policies that seek to functionally unbundle utility operations to prevent subsidization and provide competitors equal access to
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     monopoly services of PG&E, there is less integration between utility operations today than in the past. For example, at present, PG&E's retail distribution operations are already separated from wholesale electric and gas transmission and electricity generation for rate-making purposes,/1/ and on a functional basis. The transactions contemplated by the Plan will take these existing separations one step further by placing the distribution operations in a separate corporation.

     In each of these relationships (current and proposed by the Plan), PG&E's distribution business is supposed to operate under regulations that enable it to be financially self-sufficient and to earn on a stand-alone basis a rate of return on investment that is sufficient to attract sufficient capital. Thus, under current regulations, PG&E's distribution business is not supposed to benefit from financial subsidies flowing from other parts of PG&E current operations. Accordingly, by formally disaggregating the distribution from the wholesale generation and interstate transmission businesses, Reorganized PG&E should not lose such "benefits of affiliation" as a result of the Plan.

Q. As a former California state regulator, do you believe the Plan will have any adverse impact on the ability of Reorganized PG&E to have access to the capital markets at reasonable costs?

______________

/1/ CPUC Decision 00-02-046 decided the last CPUC general rate case for PG&E's distribution operations.
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                                                                   Page 11 of 17

A. No. Testimony of other witnesses, Messrs. Sauvage and Asselstine and Drs. Myers and Kolbe, demonstrate that Reorganized PG&E will be able under the Plan to emerge from bankruptcy as an investment grade entity with reasonable access to debt capital. The Plan is expected to allow Reorganized PG&E to resume payments of dividends within 3-4 years. Thus, it will have reasonable access to equity capital by that time. As a very large distribution company, Reorganized PG&E must make substantial investments to maintain and modernize its system to preserve reliable, low cost service to ratepayers. From my perspective as a former state regulator, one of the key benefits of the Plan is that it enables Reorganized PG&E to obtain access to debt and equity markets at a reasonable cost (which it does not have now), so that it can continue to make necessary capital investments.

VI. COMPREHENSIVE REGULATORY OVERSIGHT OF PG&E'S UTILITY OPERATIONS WILL CONTINUE UPON CONSUMMATION OF THE PLAN

Q. Following consummation of the Plan, will any aspect of PG&E's operations be left unregulated?

A.   No.  In each instance in which one of PG&E's business units or operations is removed from State jurisdiction, the FERC will become responsible for its oversight. Thus, PG&E's CPUC-jurisdictional gas transmission system will have its rates set under the FERC's Section 4 procedures, and its capacity subject to
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     trade under the FERC's Order 636 capacity-release program. Wholesale prices for electricity from Diablo Canyon and the hydroelectric system will require just and reasonable findings under the FERC's standards, beginning with the requested FERC review and approval of the reasonableness of the Power Sales Agreement. FERC's existing oversight of PG&E's transmission operations will continue under the new corporate structure. And, the FERC will have full authority to oversee affiliate transactions between the various FERC-regulated subsidiaries of Corp.

Q. In some regards, the FERC's regulatory policies differ from those that have been applied to these PG&E operations by the CPUC. Is this a concern for the public interest of California's energy consumers?

A. It is natural for regulatory agencies to defend their view of the world on a policy basis. I recall doing this on a number of occasions as a Commissioner when our policies came into conflict with those of federal agencies, including the FERC.

     Both the FERC and the CPUC are duly-constituted agencies operating under similar legislatively-enacted statutory authority. And, since there are numerous examples of existing FERC oversight over analogous operations, there will be nothing novel or unusual about its application to PG&E's gas and electric transmission and electric generation assets. In this case, the FERC's approval of transactions contemplated by the Plan will permit repayment of creditors and the
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     restoration of PG&E, including Reorganized PG&E's distribution business, as a creditworthy and financially viable entity. Thus, the jurisdictional realignment resulting from the Plan's transactions are appropriate based on the unique facts of this case. I am not making any recommendation on the wisdom of such a jurisdictional shift beyond the unique facts of this case. Certainly, the Plan implements a change from the status quo. However, the status quo is not a realistic or reasonable option, for the reasons I described above. Furthermore, the Plan does preserve state jurisdiction over the majority of the assets currently owned by PG&E, and preserves continuity of operations.

VII. THE POWER SALES AGREEMENT PROVIDES BENEFITS TO CALIFORNIA'S ENERGY
     CONSUMERS

Q. How will the price for wholesale power from Diablo Canyon and the hydroelectric facilities be regulated?

A. PG&E is requesting the FERC's approval of the price and terms of the Power Sales Agreement as just and reasonable. As Mr. Kuga explains in his testimony in the companion Section 205 Application, the contract volumes are reduced during the final year of the contract. A portion of the output from these units will begin to be available for purchase in year 12 (under the FERC's regulation in effect at that time) with all output becoming available thereafter.
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Q.    What public interest benefits for California's energy consumers will the
      Power Sales Agreement create in the context of the Plan?

A. A most important public interest advantage of the Power Sales Agreement is that the revenues from it are needed to help finance the Plan's repayment of creditors, and achieve the benefits I discussed earlier with regard to resolving PG&E's bankruptcy. Additionally, the Power Sales Agreement provides continuity of supply and a workable transition period for Reorganized PG&E during which time it will be able to identify other supplies or procurement strategies in the event that Gen and Reorganized PG&E do not agree to negotiate a new contract for these resources. As Mr. Kuga and Mr. Meehan discuss in detail in the companion Section 205 Application, the contract requires Reorganized PG&E to pay a price for energy that is reasonable by comparison to various benchmarks and standards, including anticipated future market prices. This benefits Reorganized PG&E and its customers by limiting exposure to wholesale market price volatility. The Power Sales Agreement also shifts certain financial and operational risks to Gen that otherwise would have been borne by Reorganized PG&E's retail customers under some other regulatory arrangement.

VIII. THE TRANSACTIONS CONTEMPLATED BY THE PLAN WILL PROMOTE ELECTRICITY TRANSMISSION BENEFITS FOR CALIFORNIA'S ENERGY CONSUMERS
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Q.   How will the regulation of PG&E's transmission operations proceed following approval of the transactions contemplated by the Plan?

A. The rates for PG&E's transmission assets are set by the FERC and the CAISO under FERC-approved tariffs, which will continue. The CPUC will retain jurisdiction over transmission siting.

Q. How will the treatment of PG&E's electricity transmission assets under the Plan benefit California?

A. It is important to remember that California is not an electricity island and needed upgrades to PG&E's transmission system must be financed. ETrans intends to join a FERC-approved regional transmission organization ("RTO"). Regional planning under the auspices of an RTO can assure that in-state transmission is designed so the grid can efficiently provide consumers in California access to out-of-state generation with less risk of congestion. This will help assure California consumers' access to out-of-state generation sources without incurring excess transmission costs that would arise if too much capacity or too little transmission capacity were built.

IX. THE PLAN WILL STREAMLINE STATE AND FEDERAL OVERSIGHT OF AFFILIATE RELATIONSHIPS

Q. What overall effect will the Plan have on affiliate relationships and transactions among PG&E's various operations and business units?
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A.   The Plan will split PG&E's electricity and gas distribution operations from its electricity and gas transmission operations, and most of its retained generation. From a regulatory standpoint, this should reduce concerns by regulators -- and the drain of regulatory resources -- associated with overseeing affiliate transactions.

Q.   How will affiliate transactions be overseen within Corp. and Reorganized
     PG&E?

A. Each corporation will operate under full regulatory oversight of its affiliate relationships and transactions. Corp.'s FERC-regulated operations will be overseen by the FERC. With respect to Reorganized PG&E, the CPUC will have full regulatory oversight over any relationships that may exist or develop between Reorganized PG&E's regulated operations and any affiliates it may have in the future.

Q. Can you put the Plan in perspective with respect to important public policies within California?

A. My personal preference is that we were not faced with this situation, and the need for the unique solutions that it requires. However, I believe that the regulatory changes that the Plan's transactions will create are reasonable and necessary to the success of the Plan, designed to afford some additional public interest benefits that are of value, and justified by the public interest necessity of resolving
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     favorably the situation in which PG&E now finds itself. Thus, I recommend that the FERC approve the Applications before it.

Q:   Does this conclude your testimony?

A:   Yes.